

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 12, 2018

Via Email
Jamie A. Velasquez Botero
Vice President, Strategy and Finance
Bancolombia S.A.
Carrera 48 # 26-85 Avenida Los Industriales
Medellin, Colombia

> **Re:** **Bancolombia S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 30, 2018**
> **File No. 001-32535**

Dear Mr. Velasquez Botero:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Irving

David Irving
Senior Accountant
Office of Financial Services